[LETTERHEAD OF EILENBERG & KRAUSE LLP]

Zafar Hasan, Esq.

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Mail Stop 6010

Re:	Pharmos Corporation Preliminary Proxy Statement on Schedule 14A
Filed May 3, 2006

Dear Mr. Hasan:

We are counsel to Pharmos Corporation (the “Company”). This letter is to follow up on our discussion this past Wednesday, May 31, during which we advised you of the decision of the Board of Directors to revise certain aspects of the Company’s Preliminary Proxy Statement on Schedule 14A which was filed with the Commission on May 3, 2006 (the “Original 14A”). Additionally, this letter is to address certain issues raised by a Preliminary Proxy Statement on Schedule 14A filed on May 25, 2006 by Lloyd I. Miller, III, pursuant to which a committee formed by Mr. Miller proposes to solicit proxies from shareholders of the Company. Our objectives in this letter are (i) to explain the Company’s decision to have one of the agenda items presented in the Original 14A voted upon at a separate special meeting and have the remaining two agenda items voted upon at an annual meeting for which a separate proxy statement will be filed with the Commission, and (ii) to share our concerns regarding the proxy materials filed by Mr. Miller.

Background to the Company’s Original 14A.

The Company’s Original 14A pertained to an annual meeting at which the Company had planned to hold elections for three members of the Company’s staggered Board, to ask the shareholders to ratify the Board’s appointment of independent auditors for the current fiscal year and, additionally, to solicit shareholder approval of an issuance of shares of common stock in connection with the Company’s pending acquisition of Vela Pharmaceuticals, Inc. (“Vela”). Because the number of shares to be issued in connection with the Vela acquisition exceeds 20% of the number of the Company’s shares currently outstanding, shareholder approval of the issuance of shares is required under Nasdaq Marketplace Rule 4350(i). In view of the timetable for the Vela acquisition (under the terms of the merger agreement, the transaction must be consummated by August 31, 2006) and the Company’s historical scheduling of its annual meeting in the early fall (last year’s annual meeting was held on September 20), the Board initially determined, largely based upon considerations of economy and convenience, to have a vote on the issuance of the Vela shares together with the other two agenda items at the annual meeting. The Company has not mailed any proxy materials to its shareholders with respect to the annual meeting described in the Original 14A. Following the Company’s filing of the Original 14A, the Miller Schedule 14A was filed on May 25,

2006. Pursuant to the Miller Schedule 14A, Mr. Miller proposes to solicit votes against approval of the issuance of shares in connection with the Vela acquisition and to seek the election of himself and two other shareholder/dissidents to the Company’s Board.

Considerations Behind the Board’s Decision.

The initial scheduling for approval at a single meeting of the three agenda items in the Original 14A was a matter of convenience, not of substance. The Company believes that the attempt, apparent from the Miller Schedule 14A, to turn the vote on issuance of the shares in the Vela acquisition into a referendum on management, is contrary to the best interests of the Company and its shareholders. In light of the potential for shareholder confusion regarding the conflation of the two issues in the Miller 14A, the Board believes that the best interests of the Company and its shareholders will be served by the dispassionate and careful consideration of the merits of the issuance of the shares in the Vela acquisition on a stand-alone basis, to be followed by an election of directors at a separately scheduled annual meeting. In this way, shareholders will be able to focus on strategic considerations behind the Vela acquisition without the distraction of the personality issues that surround a contested election of directors. The Company believes that it is relevant to note in this regard that the Vela acquisition was unanimously approved by the Company’s present seven-member Board and that, accordingly, even if the Miller slate were elected, the change in the Board composition would have no foreseeable impact on the management’s approval of the transaction. Some background regarding the Company and the Vela Acquisition, will, we believe, assist in understanding the considerations behind the Board’s decision to seek shareholder approval of the issuance of the shares in the Vela acquisition at a special meeting of shareholders.

The Company is a pharmaceutical development company with a portfolio of pharmacologic compounds, substantial cash reserves and significant managerial/scientific expertise in the development and marketing of new pharmaceuticals. In early 2004, the Company suffered a significant setback when, notwithstanding promising pre-clinical and clinical indications, its lead candidate for new drug approval failed to show efficacy as a treatment of traumatic brain injury in late-stage clinical testing. The Vela acquisition is the product of a responsive long-term strategic initiative by the Board, commenced in 2004 following the announced failure of its then-leading drug candidate, pursuant to which the Company sought to acquire rights to development-stage pharmaceuticals with demonstrated potential for approval and commercialization as treatments for unmet medical needs. These efforts resulted in the identification of Vela as an acquisition candidate in October 2005. Vela’s drug assets include three pharmacologic compounds which have been assessed by the Company as having potentially favorable prospects for approval and commercialization. The identification of Vela as a potential acquisition was followed by months of extensive scientific due diligence regarding Vela’s drug candidates and development programs and culminated in negotiation and execution of a merger agreement. RBC Capital Markets Corporation, an investment banking firm, and Tamir Fishman & Co. LTD, RBC’s strategic partner in Israel, have rendered a formal opinion to the Board that the total consideration to be paid by the Company pursuant to the Vela acquisition was fair, from a financial point of view, to Pharmos.

The Company has thus invested substantial managerial and financial resources in pursuit of a strategic acquisition and is enthusiastic regarding the outcome of its efforts. Stripped of its rhetoric, the Miller Schedule 14A reflects a rejection of the strategy of a major acquisition through stock issuance on the principal grounds that such equity investment will necessarily dilute the Company’s shareholders. The Board feels that this approach overlooks the necessity of broadening the Company’s current pipeline of development drug candidates and the advantages of addressing that necessity though an equity-financed acquisition. While Mr. Miller is entitled to his viewpoint, the Company believes that eliminating the contemporaneous election of directors will advance a more focused and reasoned consideration by the shareholders of the Company’s acquisition strategy in general and the Vela acquisition specifically.

Concerns with Miller Schedule 14A.

We are also concerned about certain aspects of the Miller Schedule 14A. On the first page of his proxy statement, he states: “THE ONLY WAY TO BLOCK THE MERGER IS TO VOTE AGAINST THE ISSUANCE OF ADDITIONAL STOCK AND FOR NEW LEADERSHIP ON THE BOARD.” This is not correct and is, in the Company’s opinion, misleading because, should the shareholders fail to approve the issuance of shares in the Vela acquisition, (i) that component of the pending Vela acquisition would be prohibited under the applicable Nasdaq rules regardless of any concurrent changes in the composition of the Board that might occur, and (ii) the Vela acquisition was unanimously approved by the Company’s present seven-member Board and, accordingly, even if the Miller three-member slate were elected, the change in the Board composition would leave a majority of the Board who initially approved the Vela acquisition and who could, hypothetically, approve a re-structuring of the transaction to sufficiently reduce the size of the equity component so as to make shareholder approval unnecessary under the Nasdaq rules, for example, even in the face of the full opposition of the three Miller-slate directors.

On page 4 of the Miller proxy statement, he states: “Later, if contingent issuances of common stock are made to these owners, more than 50% of the outstanding shares of Pharmos common stock will be held by the Vela owners.” The Company believes that this statement is misleading in that certain of the contingent issuances of milestone shares to the former Vela owners to which it refers may not occur for a period of as long as eight years from the effective date of the merger, if at all. The outstanding capitalization of the Company at the time any milestone shares are issued could differ significantly from today’s capitalization (on which his 50% figure is based), meaning that the ultimate percentage ownership of Pharmos’ outstanding common stock held by the former Vela owners could be significantly less than 50% upon any issuance of milestone shares.

The Company is preparing an amendment to the Original 14A which it plans to file with the Commission sometime during the week of June 5, 2006. Should you have any questions in the meantime, please do not hesitate to contact Adam Eilenberg, Ted Chastain or Wesley Paul of this office at 212-986-9700.

Very truly yours,

/s/ EILENBERG & KRAUSE LLP